SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                                  Serono S.A.
                      -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                      -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                       ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                       ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

                                                                          Serono
                                                               [GRAPHIC OMITTED]


Media  Release

FOR  IMMEDIATE  RELEASE
-----------------------



                   SERONO ANNOUNCES GOOD FIRST QUARTER RESULTS
                           WITH STRONG REVENUE GROWTH

          - Rebif(R) sales of $175.2m and Gonal-F(R) sales of $122.0m -
      - Raptiva(TM) filed for psoriasis in the EU, Switzerland and Canada -


GENEVA, SWITZERLAND, APRIL 24, 2003 - Serono S.A. (virt-x: SEO and NYSE: SRA) today reported its first quarter results for the period ended March 31, 2003.

HIGHLIGHTS

-    Total revenues of $442.4m up 29.4% in dollars and 17.3% in local currencies

-    Product sales up 30.1% to $407.8m

-    Strong Rebif(R) growth of 52.0% to $175.2m

-    Gonal-F(R) up 20.5% to $122.0m

- Solid underlying net income growth of 16.8% excluding a $25m milestone payment related to the filing of Raptiva(TM) in the EU

-    Reported net income of $60.2m

- On track to meet 2003 outlook of total revenue growth of 15% to 20% and net income growth of 15% to 20% on a reported basis


"Our first quarter performance has been very strong with substantial top-line growth driven by sales in Neurology and Reproductive Health," said Ernesto Bertarelli, Chief Executive Officer of Serono. "Our first-quarter net income is in line with our expectations, which included a milestone payment related to the filing of Raptiva(TM) in Europe."

"We are confident of our ability to meet full-year revenue growth of 15% to 20% and net income growth of 15% to 20% on a reported basis," said Allan Shaw, Chief Financial Officer. "The positive currency effect on sales was offset by a corresponding increase in total operating expenses, which resulted in a small favorable currency impact of $1.2m on the bottom line reflecting the significant natural hedge provided by our global operations."


                                     -more-

FINANCIAL  PERFORMANCE

In  the  first  quarter  of  2003  total  revenues increased by 29.4% to $442.4m
(Q1  2002:  $341.9m).   Worldwide  product  sales  advanced  30.1%  to  $407.8m
(Q1 2002: $313.5m). Product sales growth in local currency was 17.6%. There was a favorable currency effect of $39.1 million on product sales due to the relative weakness of the dollar compared with the first quarter of 2002.

Royalty and licensing income rose 22.1% to $34.6m (Q1 2002: $28.4m). This included a license fee from Abbott following the first regulatory approval of Humira(R) as well as the commencement of royalty payments on Humira(R) in relation to our intellectual property rights in the area of TNF antagonism.

Our gross margin has increased to 84.6% of product sales (Q1 2002: 83.8%), as a result of the continued rise in the proportion of recombinant product sales, which accounted for 90.2% of total product sales in the first quarter of 2003 (Q1 2002: 85.6%).

Selling, general and administrative expenses were $140.9m or 31.9% of total revenues (Q1 2002: $116.3m or 34.0% of total revenues). This increase was primarily driven by investments we made in our neurology infrastructure over the past year in the USA and selling expenses related to the promotion of Rebif(R), as well as the launch of a new presentation of Gonal-F(R) in Europe.

Research and development expenses reached $127.9m or 28.9% of total revenues (Q1 2002: $75.6m or 22.1% of total revenues). As anticipated, this temporary increase reflects primarily a $25m milestone payment to Genentech as a result of the filing of Raptiva(TM) in the EU. In this quarter we also extended the Raptiva(TM) agreement, providing Serono with worldwide rights to develop and market Raptiva(TM) outside of the United States and Japan.

Other operating expenses increased to $45.8m (Q1 2002: $19.4m), principally reflecting predetermined quarterly licensing fees to Amgen for the marketing rights of Novantrone(R). Novantrone(R), a commercial product protected by orphan drug status, is strategic for our neurology franchise in the USA as it is complementary to Rebif(R) and allows us to leverage investments made in our neurology infrastructure. The increase in other operating expenses also includes higher amortization of goodwill.

Net financial income was $8.4m in the first quarter (Q1 2002: $4.6m) reflecting the continued low interest environment.

Total taxes in the first quarter were $11.5m, representing an overall tax rate of 16.0% of profit before tax (Q1 2002: $14.2m, or 17.0% of profit before tax).

Reported net income was 13.4% less than last year at $60.2m (Q1 2002: $69.5m) reflecting the temporary increase in R&D expenses in the first quarter. Excluding the $25m milestone payment, our underlying net income was $81.2m representing growth of 16.8%.


                                     -more-

Foreign exchange fluctuations have increased the reported US dollar value of our revenues and also raised our expenses in terms of US dollars. The net impact of translation of currency on our operating results was only $1.2m, or a 2.0% positive effect on reported net income. The company's currency exposures principally continue to be hedged by the broad geographic nature of our global operations.

Basic earnings per share (EPS) for the first quarter were $3.80 per bearer share (Q1 2002: $4.32) and $0.09 per American Depositary Share (ADS) (Q1 2002: $0.11). Excluding the $25m milestone payment to Genentech in the first quarter, EPS were $5.12 per bearer share and $0.13 per ADS.

For the first quarter, net cash flow from operating activities was up 156.4% to $115.2m, compared to $44.9m for Q1 2002. This includes a $55m payment received from OSI Pharmaceuticals, following the agreement by which OSI will market and promote Novantrone(R) for the approved oncology indications in the United States.

As of March 31, 2003, we have bought back 281,995 of our bearer shares on the open market, representing 41.2% of the CHF500m authorized amount.

The weighted average amount of equivalent bearer shares outstanding for the three months ended March 31, 2003 was 15,849,191.

NEUROLOGY

Rebif(R) performed very strongly with worldwide sales up 52.0% to $175.2m in the first quarter (Q1 2002: $115.3m). Rebif(R) continues its market leadership outside the US. In Europe, sales grew by 37.6% to $98.3m (Q1 2002: $71.4m).

Since launch in the United States in March 2002, Rebif(R) sales have broken through the $100m mark, and at the end of March 2003, our US market share in dollar terms is estimated to be 11%. US sales were $40.3m in the first quarter of 2003 (Q1 2002: $6.2m). Underlying demand was strong with prescriptions growing at 25.4% between the fourth quarter of 2002 and the first quarter of 2003.

Quarterly sales of Novantrone(R) were $12.8m in the USA for both MS and oncology. In the first quarter, we took over the marketing of Novantrone(R) in MS and we recently commenced our own promotional activities. During the quarter, we signed an agreement with OSI Pharmaceuticals by which they will market and promote Novantrone(R) in oncology allowing us to focus on the marketing of this product in MS.

REPRODUCTIVE  HEALTH

In the first quarter, we strengthened our market leadership in reproductive health with product sales increasing by 13.7% to $160.6m (Q1 2002: $141.3m) while continuing the phase-out of our urine-derived products. In Europe, we introduced a new multidose presentation of Gonal-F(R) providing physicians with more dosing flexibility and optimal product consistency. Sales of Gonal-F(R) increased by 20.5% to $122.0m (Q1 2002: $101.2m). Recombinant product sales in this franchise grew by 22.2%, and accounted for 85.3% of Serono's gonadotropin sales.


                                     -more-

GROWTH  AND  METABOLISM

In the first quarter, sales of Serono's recombinant growth hormone products rose by 7.4% to $53.0m (Q1 2002: $49.4m). Saizen(R) sales increased by 12.3% to $33.1m (Q1 2002: $29.5m). The launch of our needle-free device, cool.click(TM), across Europe contributed to this growth. Serostim(R) sales were flat at $19.9m reflecting the rollout of the Serostim(R) Secured Distribution Program across the USA allowing us to stabilize reimbursement in the major states.

REGIONAL  SALES

Sales in North America were very strong, growing at 56.6% to reach $149.2m (Q1 2002: $95.3m). European sales were also strong, increasing by 31.2% to $185.6m (Q1 2002: $141.5m), and sales in the Middle East, Africa and Eastern Europe were up 30.4% to $33.0m (Q1 2002: $25.3m). Sales in Japan and Oceania were stable at $11.5m (Q1 2002: $10.8m), as were sales in Asia Pacific at $13.0m (Q1 2002: $13.8m). Economic and market conditions in Latin America were reflected in first quarter sales which declined to $15.5m (Q1 2002: $26.9m); notwithstanding these conditions, we maintained our leadership position in MS and reproductive health in this region.

R&D  NEWS

In February, we submitted a Marketing Authorization Application to the EMEA for Raptiva(TM) (efalizumab) in moderate-to-severe psoriasis and we also filed applications with Swiss and Canadian authorities. During the quarter, we announced the extension of Serono's exclusive license to develop and market Raptiva(TM) in Asia. As a result of the new agreement, Serono will now develop and market Raptiva(TM) worldwide outside of the United States and Japan.

At the recent American Association of Dermatology (AAD) meeting in San Francisco, results were presented from the latest Phase 3 study of Raptiva(TM) that showed consistent, strong efficacy and safety data. The preliminary long-term data from another study demonstrated that approximately 65% of the patients who continued treatment with Raptiva(TM) through 60 weeks, achieved a 75% or greater improvement in PASI scores (PASI 75). These data also demonstrated persistent efficacy of Raptiva(TM) when administered continuously on a weekly basis.

These efficacy results together with Raptiva(TM)'s rapid onset of action, its subcutaneous administration and its safety profile, mean that Raptiva(TM) has significant potential as a once-weekly continuous treatment for moderate-to-severe psoriasis. The on-going Phase 2 study of Raptiva(TM) in Rheumatoid Arthritis has completed enrollment and the Phase 2 study in Psoriatic Arthritis has recently begun enrollment.

We initiated a Phase 2 trial with anastrozole for follicular development and ovulation in infertile women with ovulatory dysfunction. A phase 1 study with our B-sheet breaker peptide, a potential treatment of Alzheimer's disease, has also been initiated in healthy volunteers.


                                     -more-

CONFERENCE  CALL  AND  WEBCAST

Serono will hold a conference call today, April 24, 2003, starting at 3.00 pm Central European Time (9.00 am U.S. Eastern Time) during which Serono Management will present the Company's First Quarter 2003 Results. To join the telephone conference please dial 091 610 5600 (from Switzerland), 0207 866 4111 (from the
UK),  +1  412  858  4600  (from  the  USA) and +41 91 610 5600 (from elsewhere).
Telephone playback will be available one hour after the conference call and until close of business 5.00 pm CET on April 30, 2003. To access this playback please dial the following numbers: 091 612 4330 (from Switzerland), 0207 866 4300 (from the UK), +1 412 858 1440 (from the USA) and +41 91 612 4330 (from elsewhere)  and  enter  the  PIN  code  519#  from  a  touch  tone  telephone.

The event will also be relayed by live audio webcast that interested parties may access via Serono's Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event, and accompanying slides will be made available for download approximately 1 hour before the beginning of the webcast. Additionally, the webcast will be available for replay until close of business on May 16, 2003.

                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###

ABOUT SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


                                     -more-

FOR MORE INFORMATION, PLEASE CONTACT:


SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:                INVESTOR RELATIONS:
Tel:   +41-22-739 36 00         Tel:   +41-22-739 36 01
Fax:   +41-22-739 30 85         Fax:   +41-22-739 30 22
http://www.serono.com           Reuters: SEOZ.VX / SRA.N
---------------------           Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                INVESTOR RELATIONS:
Tel.   +1 781 681 2340          Tel.   +1 781 681 2552
Fax:   +1 781 681 2935          Fax:   +1 781 681 2912
http://www.seronousa.com
------------------------


On the following pages, there are:

     - Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 months ended March 31, 2003.

     - The unaudited consolidated financial statements for the 3 months ended March 31, 2003, including income statements, balance sheets and statements of cash flows, prepared in accordance with International Financial Reporting Standards (IFRS).


                                     -more-

                              SALES BY THERAPEUTIC AREA
                              -------------------------

                            THREE MONTHS ENDED                   THREE MONTHS ENDED
                               MARCH 31, 2003                      MARCH 31, 2002
                            $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES
-------------------------------------------------------------------------------------
Multiple Sclerosis (Rebif)     175.2       43.00%       52.00%     115.3       36.80%
Reproductive Health            160.6       39.40%       13.70%     141.3       45.10%
Growth                          33.1        8.10%       12.30%      29.5        9.40%
AIDS Wasting                    19.9        4.90%        0.30%      19.9        6.30%
MS/Oncology (Novantrone)        12.8        3.10%      100.00%        --          --
Others                           6.2        1.50%      -20.00%       7.5        2.40%

-------------------------------------------------------------------------------------
Total sales (US$million)    $  407.8         100%       30.10%  $  313.5         100%


                             SALES BY GEOGRAPHIC REGION
                             --------------------------

                           THREE MONTHS ENDED                  THREE MONTHS ENDED
                             MARCH 31, 2003                      MARCH 31, 2002
                          $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES
-----------------------------------------------------------------------------------
Europe                       185.6       45.50%       31.20%     141.5       45.10%
North America                149.2       36.60%       56.60%      95.3       30.40%
Latin America                 15.5        3.80%      -42.50%      26.9        8.60%
Others                        57.5       14.10%       15.20%      49.8       15.90%

-----------------------------------------------------------------------------------
Total sales (US$ million) $  407.8         100%       30.10%  $  313.5         100%


                                     -more-

                                   TOP TEN PRODUCTS

                              THREE MONTHS ENDED                  THREE MONTHS ENDED
                                MARCH 31, 2003                      MARCH 31, 2002
                             ---------------------------------------------------------

                   * TA      $MILLION  % OF SALES   % CHANGE $   $MILLION  % OF SALES
Rebif(R)            MS          175.2        43.0%        52.0%     115.3        36.8%
Gonal-F(R)          RH          122.0        29.9%        20.5%     101.2        32.3%
Saizen(R)         Growth         33.1         8.1%        12.3%      29.5         9.4%
Serostim(R)       Wasting        19.9         4.9%         0.3%      19.9         6.3%
Novantrone(R)   MS/Oncology      12.8         3.1%       100.0%        --          --
Pergonal(R)         RH           10.3         2.5%        17.2%       8.8         2.8%
Metrodin HP(R)      RH            7.1         1.7%      (49.2%)      14.0         4.5%
Cetrotide(R)        RH            5.6         1.4%        52.9%       3.7         1.2%
Crinone(R)          RH            4.5         1.1%        41.5%       3.2         1.0%
Profasi(R)          RH            3.7         0.9%      (25.8%)       5.0         1.6%



                                 * THERAPEUTIC AREAS
         RH       = Reproductive Health          Wasting     = AIDS Wasting
         MS       = Multiple Sclerosis           Growth      = Growth Retardation
     Oncology     = Oncology


                                     -more-

CONSOLIDATED INCOME STATEMENTS



THREE MONTHS ENDED MARCH 31                   2003 *      %  OF               2002 *     %  of
                                             US$'000   REVENUES   % change   US$'000   Revenues
Revenues
Product sales                                407,786                  30.1%  313,532
Royalty and license income                    34,620                  22.1%   28,359
------------------------------------------------------------------------------------------------
TOTAL REVENUES                               442,406      100.0%      29.4%  341,891      100.0%
------------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                         62,631                  23.4%   50,760
% of Sales                                      15.4%                           16.2%
Selling, general and administrative          140,916       31.9%      21.1%  116,340       34.0%
Research and development                     127,937       28.9%      69.1%   75,636       22.1%
Other operating expense, net                  45,751       10.3%     135.5%   19,430        5.7%
------------------------------------------------------------------------------------------------
Total Operating Expenses                     377,235       85.3%      43.9%  262,166       76.7%
------------------------------------------------------------------------------------------------
OPERATING INCOME                              65,171       14.7%    (18.3%)   79,725       23.3%
------------------------------------------------------------------------------------------------
Financial income, net                          8,382                  81.7%    4,613
Other expense, net                             1,499                             543
------------------------------------------------------------------------------------------------
Total Non Operating Income, Net                6,883                           4,070
------------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests    72,054       16.3%    (14.0%)   83,795       24.5%
Taxes                                         11,529                          14,245
------------------------------------------------------------------------------------------------
Income Before Minority Interests              60,525                          69,550
Minority interests                               367                              73
------------------------------------------------------------------------------------------------
NET INCOME                                    60,158       13.6%    (13.4%)   69,477       20.3%
------------------------------------------------------------------------------------------------

Milestone payment for Raptiva 1)              25,000                               0
Tax impact                                    (4,000)                              0

------------------------------------------------------------------------------------------------
NET INCOME W/O RAPTIVA MILESTONE PAYMENT      81,158       18.3%      16.8%   69,477       20.3%
------------------------------------------------------------------------------------------------

* Unaudited

1)  Payment made to Genentech for filing of Raptiva in Europe

                                              2003  2002  % CHANGE   2003          2002  % CHANGE
                                                                     W/O RAPTIVA
                                                                     MILESTONE
Basic Earnings per Share (in U.S. dollars)                           PAYMENT 1)
--------------------------------------------------------------------------------------------------
 - Bearer shares                              3.80  4.32    (12.2%)          5.12  4.32      18.5%
--------------------------------------------------------------------------------------------------
 - Registered shares                          1.52  1.73    (12.2%)          2.05  1.73      18.5%
--------------------------------------------------------------------------------------------------
 - American depositary shares                 0.09  0.11    (12.2%)          0.13  0.11      18.5%
--------------------------------------------------------------------------------------------------

Diluted Earnings per Share (in U.S. dollars)
 - Bearer shares                              3.79  4.32    (12.1%)          5.12  4.32      18.6%
--------------------------------------------------------------------------------------------------
 - Registered shares                          1.52  1.73    (12.1%)          2.05  1.73      18.6%
--------------------------------------------------------------------------------------------------
 - American depositary shares                 0.09  0.11    (12.1%)          0.13  0.11      18.6%
--------------------------------------------------------------------------------------------------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$60.2 million (2002 US$69.5 million), by an appropriate number of shares. This is 11,443,975 bearer shares (2002 11,670,858) and 11,013,040 registered shares (2002 11,013,040). The total weighted average equivalent number of bearer shares is 15,849,191 (2002 16,076,074) for the three months ended March 31, 2003. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,451,180 (2002 11,695,125).


                                     -more-

CONSOLIDATED BALANCE SHEETS

As of                                                           MARCH 31, 2003 *   December 31, 2002
                                                                         US$ 000              US$ 000
ASSETS
Current Assets
Cash and cash equivalents                                                603,323             686,033
Short-term financial assets                                              436,256             378,865
Trade accounts receivable                                                273,943             257,313
Inventories                                                              277,865             259,477
Prepaid expenses                                                          43,460              26,609
Other current assets                                                     192,435             208,100
-----------------------------------------------------------------------------------------------------
Total Current Assets                                                   1,827,282           1,816,397
-----------------------------------------------------------------------------------------------------

Long-Term Assets
Property, plant and equipment                                            604,715             554,509
Long-term financial assets                                               780,597             711,201
Intangible assets                                                        229,089             230,117
Deferred tax assets                                                      137,345             136,687
Other long-term assets                                                    44,420              45,763
-----------------------------------------------------------------------------------------------------
Total Long-Term Assets                                                 1,796,166           1,678,277
-----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           3,623,448           3,494,674
-----------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities
Bank advances                                                             61,065              70,093
Trade accounts payable                                                    66,127              60,591
Current portion of long-term debt                                         24,101              23,505
Income taxes                                                              33,397              55,152
Other current liabilities                                                418,437             348,704
-----------------------------------------------------------------------------------------------------
Total Current Liabilities                                                603,127             558,045
-----------------------------------------------------------------------------------------------------

Long-Term Liabilities
Long-term debt                                                            24,893              25,857
Deferred tax liabilities                                                  12,343              12,080
Other long-term liabilities                                              461,648             436,329
-----------------------------------------------------------------------------------------------------
Total Long-Term Liabilities                                              498,884             474,266
-----------------------------------------------------------------------------------------------------
Total Liabilities                                                      1,102,011           1,032,311
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Minority Interests                                                         1,554               1,165
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                            253,851             253,416
Share premium                                                          1,001,621             989,141
Treasury shares                                                         (147,526)           (126,460)
Retained earnings                                                      1,424,786           1,364,626
Fair value reserves                                                      (51,512)            (44,807)
Cumulative foreign currency translation adjustments                       38,663              25,282
-----------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                             2,519,883           2,461,198
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests and Shareholders' Equity         3,623,448           3,494,674
-----------------------------------------------------------------------------------------------------

*    Unaudited


                                     -more-

CONSOLIDATED STATEMENTS OF CASH FLOWS


Three months ended March 31                                              2003 *      2002 *
                                                                        US$ 000      US$ 000
Cash Flows From Operating Activities
Income before taxes and minority interests                               72,054      83,795
Depreciation and amortization                                            34,498      22,846
Financial income                                                        (12,087)    (16,526)
Financial expense                                                         2,161       2,608
Other non-cash items                                                     13,686          (8)
--------------------------------------------------------------------------------------------
Cash Flows From Operating Activities Before Working Capital Changes     110,312      92,715
--------------------------------------------------------------------------------------------

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income    74,800     (12,879)
Trade accounts receivable                                                (9,982)    (11,381)
Inventories                                                             (22,638)     (5,514)
Prepaid expenses and other current assets                                (6,200)      4,421
Taxes paid                                                              (31,081)    (22,424)
--------------------------------------------------------------------------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                115,211      44,938
--------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
Purchase of property, plant and equipment                               (57,468)    (28,805)
Purchase of intangible and other long-term assets                        (7,257)     (2,616)
Purchase of financial assets                                           (130,926)   (777,970)
Other non-current liabilities                                            (4,308)     (6,903)
Proceeds from sale of property, plant and equipment                       2,220          24
Interest received                                                        21,330        (260)
--------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                               (176,409)   (816,530)
--------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
Proceeds from issuance of share capital                                  13,090      11,602
Proceeds from exercises of stock options                                    159         349
Premiums received on written calls                                          384          --
Purchase of treasury shares                                             (24,637)         --
Repayment of bank advances                                               (9,260)    (34,645)
Repayment of long-term debt                                              (1,517)       (605)
Interest paid                                                            (1,102)     (2,054)
--------------------------------------------------------------------------------------------
Net Cash Flows From Financing Activities                                (22,883)    (25,353)
--------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents              1,371        (672)
--------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                               (82,710)   (797,617)
--------------------------------------------------------------------------------------------

Cash and Cash Equivalents
- Beginning of period                                                   686,033   1,131,091
--------------------------------------------------------------------------------------------
- End of period                                                         603,323     333,474
--------------------------------------------------------------------------------------------

*  Unaudited


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           SERONO S.A.
                                           a Swiss corporation
                                           (Registrant)



April 24, 2003                        By:  /s/ Allan Shaw
                                           -----------------------------
                                           Name:  Allan Shaw
                                           Title: Chief Financial Officer